MagNet Analytics

Robot kiosk reaching customers where no retailer can

MAGNETKIOSKS.COM   LEXINGTON MASSACHUSETTS

Technology   Retail   B2C   Analytics   Ratail Of The Future



 *I used to live in a high-rise apartment building downtown Boston and realized that high-density areas present a big opportunity for small-footprint automated retail. MagNet kiosks have 8% of the resource impact per dollar sold of a traditional store. This not only translates into a great business but one that makes sense for the planet.*

Eduardo Alvarez CEO @ MagNet Analytics

 **MAG NET**   **ABOUT**   **UPDATES**⁰   **GRAPEVINE**⁰   **ASK A QUESTION**⁰

Why you may want to support us...

1   Timing: People prefer automated transactions and instant gratification. Pilots proved the market is now ready for premium automated retail.

2   Team: More than a decade of industry experience. Founder sold a company in the space to the market leader.

3   Proven Scalable Model: Boston pilots pay for themselves every 6 months. A small critical mass can trigger self-funded growth.

4   Exit Strategy: Within 2 years the company hopes (but not guarantees) to be acquired by a company like Amazon, Google, Apple, or BestBuy.

5   Strong IP: Patented, scalable, and proven technology including the smallest footprint kiosks and a smart operations and logistics systems.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Eduardo Alvarez**
CEO
Mr. Alvarez founded VIGIX Inc., a company that created breakthrough software and hardware for automated retail. VIGIX was acquired by Zoom Systems in June 2013, the world leader in the industry.


 **Ross Elkin**
CCO
Former VP of Marketing at Welch's Co-founder of vigix sold to ZoomSystems


Downloads

📄 MagNet Analytics Executive Sumary.pdf
📄 Magnet Analytics Presentation.pdf

The Story of MagNet

My Previous Company

As a graduate student living in a high-rise apartment building downtown Boston, I realized that high-density areas present a big opportunity for small-footprint automated retail. For that high density areas present a big opportunity for small footprint automated retail. For expensive cities, traditional retail outlets are very inefficient because they require high-rent space, employees, parking, air conditioning, restrooms, etc.

Automated machines designed in the past were large and ugly, destined to be placed in unattractive low-traffic places. I saw the opportunity to create a beautiful none-invasive kiosk with the smallest footprint possible. After graduation I convinced IDEO, the reknowned design firm to partner with me to start VIGIX. We struggled to shrink the machine because of the complex mechanisms the engineers were proposing. But we kept thinking and we came up with a no-moving-parts dispensing system that became a breakthrough. Long story short, we created the smallest footprint and most beautiful automated retail kiosks at the time. We patented the technology, raised funding, got manufacturing partnerships and customers, and sold the company to ZoomSystems, the industry leader.



MagNet

Zoom and VIGIX however were technology platforms selling their services to retailers and brands. The biggest lesson I took was that no retailer or brand is really setup to succeed on a large scale with automated retail because to do so requires an integration of new core competencies they don't have. That's when I came up with MagNet, a retailer that would be vertically integrated with its own exceptional technology to scale in big numbers.
After a couple of years of pilots we fine-tuned a successful formula and designed and developed the next gen kiosks to scale across the US. We got a new patent and deployed pilots that achieved all we were expecting, most notably customer delight and high profitability. Today we are ready to scale, we have a proven value proposition, business model, technology, and the necessary partnerships in place.





Investor Q&A

What does your company do? ˅

– COLLAPSE ALL

MagNet is a chain of automated retail kiosks selling products needed on the spot in high-traffic locations not available for traditional retail. MagNet kiosks provide a unique combination of precise information (typically only offered by online shopping) with immediate gratification exactly at the point of need. MagNet has the smallest footprint and highest efficiency in the market, reaching consumers where no one else can.

Where will your company be in 5 years? ˅

In 5 years, we hope (but not guarantee) MagNet will have more than 1000 locations in the US and the company will be an acquisition target of companies like Amazon, Google, Apple, and BestBuy that are trying to bridge the gap between online and location retail.

Why did you choose this idea? ˅

I used to live in a high-rise apartment building downtown Boston and realized that high-density areas present a big opportunity for small-footprint automated retail. MagNet kiosks have 8% of the resource impact per dollar sold of a traditional store. This not only translates into a great business but one that makes sense for the planet.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ˅

A combination of factors. Online shopping has now made people love automated transactions. We have proven that customers are comfortable buying products between $50 and $500 in a small automated kiosk. In addition, more than ever people are dependent on their phones for their lives to function, and phone accessories such as portable chargers and headphones are often a spontaneous need with a significant impact. Typically this happens in places that don't have traditional retail. MagNet kiosks small footprint and none-invasive design can reach locations that are impossible for other channels to reach.

How far along are you? What's your biggest obstacle? ˅

MagNet completed its proprietary technology development and successful pilots in a growing market. MagNet is raising an investment round to scale to 350 locations in the top 15 cities in the U.S. This basic 350 unit network will enable MagNet to continue growing with cash flow and/or non-equity financing. We have an issued patent, relationships with property managers for the first 100 locations, and a proven team ready to scale. Our biggest challenge is speed to raise capital and speed to contract locations.

Who competes with you? What do you understand that they don't? ˅

BestBuy Express: Very large vending machines selling personal electronics mostly in airports in the US. BestBuy express kiosks along with a dozen other brands including CVS, Uniqlo, and Proactive are operated by a Swyft (Formerly Zoom Systems). Approx. 300 locations.

FluelRod: Battery charger exchange service. Not a retailer. Approx. 200 locations.

MobileQube: Battery charger exchange service. Not a retailer. Approx. 100 locations.

Based on our experience with pilots we learned that small subtleties about micro-location make a big difference in profitability. Having a small footprint high-quality design enables us to place the kiosks exactly where the best opportunities are. No other company has the full retail capabilities we have in such a small footprint thanks to our patented technology architecture.

We also developed an advanced container swap replenishment system that allows us to replenish kiosks in 30 seconds, significantly reducing costs, down time and eliminating product loss in the supply chain.

How will you make money? ˅

MagNet hopes to deploy 350 kiosks in 18 months and reach a stage where further growth can be self-funded. Revenue from 350 kiosks would be 16MM with $4.7MM in annual profit (these are forward-looking projections which cannot be guaranteed). The electronic accessory on-the-spot market in the US can be for thousands of locations and we can easily see 10K locations with additional categories and territories. At any stage, we hope MagNet can be an acquisition target for companies like Amazon, Walmart, BestBuy, Apple, and Google, because they are all looking to find opportunities in the gap between online and brick and mortar retail and connect with consumers in the physical world.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

Securing enough high-quality locations fast.